ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2014

This annual information form (“AIF”) is as of March 30, 2015

ITEM 1.	TABLE OF CONTENTS

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ITEM 2.	PRELIMINARY NOTES

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, ”budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. Forward-looking information in this AIF may include, but is not limited to,

•	our expectations regarding permitting of a mine at the Pebble Project;

•	our expected financial performance in future periods;

•	our plan of operations, including our plans to carry out exploration and development activities;

•	our ability to raise capital for exploration and development activities;

•	our expectations regarding the exploration and development potential of the Pebble Project; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•	that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements;

•	that we will be ultimately able to obtain permitting for a mine at the Pebble Project;

•	that the market prices of copper and gold will not decline significantly nor for a lengthy period of time;

•	that we will be able to secure sufficient working capital necessary for the continued environmental assessment and permitting activities and engineering work which is precondition to any potential development of the Pebble Project which would then require engineering and financing form ultimate construction;

•	the cost of carrying out exploration and development activities on the Pebble Project;

•	that key personnel will continue their employment with us;

•	our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and

•	our ability to obtain adequate financing on acceptable terms.

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Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	ability to obtain permitting for a mine at the Pebble Project;

•	ability to continue to fund the exploration and development activities;

•	the speculative nature of the mineral resource exploration business;

•	the exploration stage of the Pebble Project;

•	the lack of known reserves on the Pebble Project;

•	inability to establish that the Pebble Project contains commercially viable deposits of ore;

•	ability to recover the financial statement carrying values of the Pebble Project if the Company ceases to continue on a going concern basis;

•	loss of the services of any of the Company’s executive officers;

•	a history of financial losses;

•	ability to continue on a going concern basis;

•	the volatility of gold, copper and molybdenum prices;

•	the inherent risk involved in the exploration, development and production of minerals;

•	changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;

•	the presence of unknown environmental hazards on the Pebble Project;

•	potential claims by third parties to the Pebble Project;

•	inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	litigation risks and the inherent uncertainty of litigation;

•	the historical volatility in the Company’s share price;

•	potential conflicts of interest relating to the Company’s directors and officers;

•	the potential dilution to current shareholders due to any future equity financings;

•	the loss of services of independent contractors; and

•	the potential dilution to current shareholders from the exercise of share purchase options to purchase the Company’s shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above. See “Risk Factors” on page 34.

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Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

INCORPORATION OF CONTINUOUS DISCLOSURE DOCUMENTS BY REFERENCE

In this AIF, the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

The AIF incorporates by reference a technical report prepared pursuant to National Instrument 43101, Standards of Disclosure for Mineral Projects (“NI 43-101”) dated December 2014, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website under the Company’s profile at www.sedar.com.

CURRENCY AND METRIC EQUIVALENTS

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The rate of exchange on December 31, 2014, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S. dollar”), was 1.1601.

Currency and Exchange Rates

On March 30, 2015, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = C$1.2689. Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

		Year Ended December 31
		(Canadian Dollars per U.S. Dollar)
	2014	2013	2012	2011
Rate at end of year	$1.1601	$0.9402	$1.0051	$0.9833
Average rate for year	$1.1046	$0.9711	$1.0004	$1.0110
High for year	$1.1656	$1.0165	$1.0299	$1.0583
Low for year	$1.0639	$0.9342	$0.9599	$0.9430

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Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
March 2015 (to March 30, 2015)	$1.2803	$1.2440
February 2015	$1.2635	$1.2403
January 2015	$1.2717	$1.1728
December 2014	$1.1643	$1.1344
November 2014	$1.1427	$1.1236

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

GLOSSARY

In this AIF the following terms have the meanings set forth herein:

Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock which forms clay minerals including kaolinite, smectite, illite and other species.
CuEQ	Copper Equivalent
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Element Abbreviations	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.

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Graben	Down-dropped block of land bordered by faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
HDGI	Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.
Hypogene	Processes below the earth's surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral deposit	Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.
Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies which crystallized at depth within the Earth's crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
Leached Cap	Rock which originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43- 101 (“NI 43-101”)	The Canadian securities rule which establishes disclosure standards for mineral projects of Canadian resource companies.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration which results in the production of potassium- bearing minerals such as biotite, muscovite or sericite, and/ororthoclase.
Pyrophyllite	Alumnosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.

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Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes which occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining (“CIM”) 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and “reserves” (viable economic production is feasible). Resources are subdivided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

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Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Probable Mineral Reserve

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States (“US companies”).

In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this prospectus is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the United States Security Exchange Commission only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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ITEM 3.	CORPORATE STRUCTURE

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.”. On November 30,1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”)from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange (“TSX”). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE MKT Exchange (“NYSE MKT”).

The head office of Northern Dynasty is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”), in which the Company again (since December 2013) owns a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. A 100% subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 602, 3201 C Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS

COMPANY DEVELOPMENT

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in southwest Alaska, approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

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To December 31, 2014, approximately $797 million (US$744 million)1 in expenditures have been incurred on the Pebble Project. Of this amount, approximately $595 million (US$573 million) in funding was provided to the Pebble Partnership by an affiliate of Anglo American plc (“Anglo American”) and expended from 2007 to December 10, 2013 after which time Northern Dynasty reacquired Anglo American’s 50% ownership interest in the Pebble Partnership on the latter’s withdrawal. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent approximately $188 million on exploration activities and a further $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

SIGNIFICANT ACQUISITIONS, DISPOSITIONS AND GROUP REORGANIZATION

Northern Dynasty via 100% owned subsidiaries and other entities holds indirect interests in mineral claims on State land in southwest Alaska, USA. These claims (including certain area claims)form what is referred to as the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”).

Pebble Limited Partnership and Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Project interests into a limited partnership, the Pebble Partnership. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. Anglo American through a wholly-owned affiliate subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. To maintain its 50% interest in the Pebble Partnership, Anglo American was required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. On September 15, 2013, Anglo American gave notice to the Company of its withdrawal from the Pebble Partnership. In December 2013, the Company exercised its right to acquire Anglo American’s 50% interest and consequently holds a 100% interest in the Pebble Partnership and Pebble Mines Corp. (the General Partner of the Pebble Partnership which administers the Pebble Project).

Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo American’s investment, as these benefits accrued exclusively to Anglo American under the Pebble Partnership Agreement and applicable tax regulations.

______________________

1 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the Environmental Protection Agency (the “EPA”) opposition to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

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2006 Equity Investment by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”, a subsidiary of Rio Tinto plc) for $10.00 per share for proceeds of approximately $87 million. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10.00 per share. The share purchase, which closed February 1, 2007,increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.8% . In early2014, this holding represented approximately 19.1% of Northern Dynasty’s outstanding and issued common shares. Rio Tinto plc divested of its shares in April 2014.

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 Special Warrants, each convertible into one Common Share without payment of additional consideration. See Item 15. Material Contracts on page 56.

ITEM 5.	DESCRIPTION OF BUSINESS

THE PEBBLE PROJECT

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of a copper-gold-molybdenum mineral resource in Alaska, USA known as the “Pebble Project”.

The Pebble Project Is Subject To State and Federal Laws

The Pebble Partnership is required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

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To satisfy permitting requirements under the National Environmental Policy Act (“NEPA”) and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information for an Environmental Impact Statement (“EIS”) under NEPA, including a Project Description and Environmental Baseline Document Prepared by a third-party contractor under the direction of a lead federal agency, expected to be the US Army Corps of Engineers. the EIS will determine whether sufficient evaluation of the project's environmental effects and development alternatives has been undertaken. It will also provide the basis for federal, state and local government agencies to make individual permitting decisions.

Under the U.S. Clean Water Act, Section 404(c), the Administrator of the Environmental Protection Agency (“EPA”) is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of such material will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army Corp of Engineers. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

Ownership History

In October 2001, Northern Dynasty acquired, through its Alaskan subsidiary, a two-part Pebble Property purchase option previously secured by HDGI from an Alaskan subsidiary of Teck Cominco Limited, now Teck Resources Limited (“Teck”). In particular, HDGI assigned 80% of this two-part option (the Teck Option) to Northern Dynasty while retaining 20% thereof. The first part of the Teck Option permitted Northern Dynasty to purchase (through its Alaskan subsidiary) 80% of the previously drilled portions of the Pebble Property on which the majority of the then known copper mineralization occurred (the “Resource Lands Option”). Northern Dynasty could exercise the Resource Lands Option through the payment of cash and shares aggregating US$10 million prior to November 30, 2004. The second part of the Teck Option permitted Northern Dynasty to earn a 50% interest in the exploration area outside of the Resource Lands (the “Exploration Lands Option”). Northern Dynasty could exercise the Explorations Lands Option by doing some 60,000 ft (18,200 m) of exploration drilling by November 30, 2004, which it completed on time. The HDGI assignment of the Teck Option also allowed Northern Dynasty to purchase the other 20% of the Teck Option retained by HDGI for its fair value.

In November 2004, Northern Dynasty exercised the Resource Lands Option and acquired 80% of the Resource Lands. In February 2005, Teck elected to sell its residual 50% interest in the Exploration Lands to Northern Dynasty for US$4 million. Teck still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits interest royalty in any mine production from the Exploration Lands portion of the Pebble property as shown on the figure below.

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In June 2006, Northern Dynasty acquired, through its Alaska subsidiaries, the remaining HDGI 20% interest in the Resource Lands and Exploration Lands by acquiring HDGI from its shareholders and through its various subsidiaries had thereby acquired an aggregate 100% interest in the Pebble Property, subject only to the Teck net-profits royalties on the Exploration Lands. At that time, Northern Dynasty operated the Pebble Property through an Alaskan general partnership with one of its subsidiaries.

In July 2007, the Pebble Partnership was created and an indirect wholly-owned subsidiary of Anglo American subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of Northern Dynasty and Anglo American effectively had equal control and management rights in the Pebble Partnership and its general partner, Pebble Mines Corp., through respective wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries, which hold registered title to the claims. To maintain a 50% interest in the Pebble Partnership, Anglo American was required to make staged cash investments into the Pebble Partnership, aggregating $1.5 billion, towards comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. On September 15, 2013, Anglo American gave Northern Dynasty a 60-day notice of withdrawal from the Pebble Project. In December 2013, Northern Dynasty exercised its right to acquire Anglo American’s interest in the Pebble Partnership and now holds a 100% interest in the Pebble Partnership.

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On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, “Liberty Star”), pursuant to which Liberty Star sold 23.8 square miles of claims (the 95 “Purchased Claims”) to a U.S. subsidiary of Northern Dynasty in consideration for both a $1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of $3 million. The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by $730,174. Northern Dynasty later agreed to accept transfer of 199 claims (the “Settlement Claims”) located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. These claims are now held by Northern Dynasty’s subsidiary U5 Resources Inc. See Property Description below for current claim holding.

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement with Full Metal Minerals (USA) Inc. (“FMMUSA”), a wholly-owned subsidiary of Full Metal Minerals Corp., to form Kaskanak Copper LLC (the “LLC”). Under the agreement, the Pebble Partnership could earn a 60% interest in the LLC, which indirectly owned 100% of the Kaskanak claims, by incurring exploration expenditures of at least US$3 million and making annual payments of $50,000 to FMMUSA over a period ending on December 31, 2013. On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of $750,000. As a result, the Pebble Partnership gained a 100% ownership interest in the LLC, the indirect owner of a 100% interest in a group of 542 claims located south and west of other ground held by the Pebble Partnership. See Property Description below for current claim holding.

TECHNICAL SUMMARY

The following disclosure is mainly summarized from the “2014 Technical Report on the Pebble Project, Southwest Alaska, USA” by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., effective date December 31, 2014 (“2014 Technical Report”), and updated from Company files.

Introduction

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Since that time, Northern Dynasty and subsequently the Pebble Limited Partnership (the “Pebble Partnership”, in which Northern Dynasty currently owns a 100% interest) have conducted significant mineral exploration, environmental baseline data collection, and engineering work on the Pebble Project to advance it towards development.

Work at Pebble has led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over one million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit.

In light of more recent stakeholder and regulatory feedback, Northern Dynasty initiated a comprehensive review of previous analyses of the Pebble Project in late 2013 and in 2014 commissioned the 2014 Technical Report to update information on the mineral resources and metallurgy for the project.

Property Description and Location

The Pebble Project is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 160 miles northeast of Bristol Bay, and approximately 60 miles west of Cook Inlet.

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Northern Dynasty holds, indirectly through wholly-owned subsidiaries including the Pebble Partnership, a 100% interest in a contiguous block of 2,402 mineral claims covering approximately 417 square miles (Figure 2). This includes 1,718 claims covering 248.2 square miles (including the Pebble deposit) held by Pebble Partnership subsidiaries, Pebble East Claims Corporation and Pebble West Claims Corporation; 464 claims covering an area of 116 square miles held by Pebble Partnership indirect subsidiary, Kaskanak LLC2; and 220 claims covering 52.5 square miles held by Northern Dynasty subsidiary U5 Resources Inc.

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square mile) mineral claim, and by paying annual escalating state rentals. All of the assessment work payment obligations come due annually on August 31. Credit for excess work can be banked for a maximum of five years afterwards, and can be applied as necessary to continue to hold the claims in good standing. The Project claims have a variable amount of work credit available that can be applied in this way and will be applied in 20153. State rentals for 2015 are US$990,390 and are payable no later than 90 days after the assessment work.

_______________________

2 In January 2015, Kaskanak Inc and its wholly-owned parent, Kaskanak Copper LLC were merged with Pebble East Claims Corporation, with the latter the surviving entity.

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The Pebble Partnership currently does not own surface rights associated with the mineral claims that comprise the Pebble Property. All lands are held by the State of Alaska, and surface rights may be acquired from the state government once areas required for mine development have been determined and permits awarded. Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for each year. There are no existing material environmental liabilities associated with the Pebble Project.

_______________________

3 Annual assessment work obligations for the property of some US$667,700 will be covered by banked credits in 2015.

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Accessibility, climate, local resources, infrastructure and physiography

Current access to the property is by helicopter from Iliamna. There is a modern airfield at Iliamna, with two paved 4,920 ft airstrips, that services the communities of Iliamna, Newhalen and Nondalton. The runways are suitable for DC-6 and Hercules cargo aircraft and commercial jet aircraft.

There are paved roads that connect the villages of Iliamna and Newhalen to the airport and to each other, and a partly paved, partly gravel road that extends to a proposed Newhalen River crossing near Nondalton. The property is currently not connected to any of these local communities by road; a road would be planned as part of the project design.

There is no access road that connects the communities nearest the Pebble Project to the coast on Cook Inlet. From the coast, at Williamsport on Iniskin Bay, there is an 18.6 mile state-maintained road that terminates at the east end of Iliamna Lake, where watercraft and transport barges may be used to access Iliamna. The route from Williamsport, over land to Pile Bay on Iliamna Lake, is currently used to transport bulk fuel, equipment and supplies to communities around the lake during the summer months. Also during summer, supplies are barged up the Kvichak River, approximately 43.4 miles southwest of Iliamna, from Kvichak Bay on the North Pacific Ocean.

A small run-of-river hydroelectric installation on the nearby Tazamina River provides power for the three communities in the summer months. Supplemental power generation using diesel generators is required during winter months.

Iliamna and surrounding communities have a combined population of just over 400 people. As such, there is limited local commercial infrastructure except that which services seasonal sports fishing and hunting.

The property is situated at approximately 1,000 ft above mean sea level in an area described as subarctic tundra. It is characterized by gently rolling hills and an absence of permafrost. The climate is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round at Pebble.

Geological Setting and Mineralization

Pebble is a porphyry-style copper-gold-molybdenum-silver deposit that comprises two adjacent, contiguous, coeval hydrothermal centers called the Pebble East and Pebble West zones. Mineralization in the Pebble West zone extends from surface to depths of at least 3,000 ft whereas higher grade mineralization in the Pebble East zone extends to a depth of at least 5,810 ft but is concealed beneath an east-thickening wedge of unmineralized rock types. An important exploration target is represented by high-grade, but as yet undelineated, mineralization on the far eastern side of the deposit which was dropped 1,970 to 2,950 ft by normal faults into the northeast-trending East Graben.

The Pebble deposit formed about 90 million years ago in response to intrusion of granodiorite magmas generated by subduction of the Pacific Plate beneath the Wrangellia Superterrane. The Pebble deposit is hosted by these granodiorite intrusions and by the sedimentary and volcanic rocks of Jurassic to Cretaceous age, granodiorite and diorite sills and alkalic monzonite intrusions and associated breccias which host them.

Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed leached cap and underlying supergene mineralization. Disseminated and vein-hosted copper-gold-molybdenum-silver mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper parts of the Pebble East zone. High-grade copper-gold mineralization is associated with younger pyrophyllite- and sericite-bearing subtypes of advanced argillic alteration in the Pebble East zone.The deposit is surrounded by weakly mineralized quartz-sericite-pyrite alteration; in the uppercenter of the deposit quartz-illite-pyrite alteration is an illite-altered relict of a mostly eroded quartz-sericite-pyrite cap to the deposit.

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Exploration

Historical

Cominco Alaska, a division of Cominco Ltd. now Teck (“Cominco (Teck)”) began reconnaissance exploration in the Pebble region in the mid-1980s and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Gold was discovered in quartz veins of probable Tertiary age near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 0.045 oz/ton Au to 9.32 oz/ton Au and 3.0 oz/ton Ag. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect and the Pebble discovery outcrop.

Geophysical surveys were conducted on the property between 1988 and 1997. An IP survey in1989 at Pebble displayed response characteristics of a large porphyry-copper system. The surveys were dipole-dipole induced polarization (“IP”) surveys which defined a chargeability anomaly about 31.1 square miles in extent within Cretaceous age rocks which surround the eastern to southern margins of the Kaskanak batholith. All known zones of mineralization of Cretaceous age on the Pebble property occur within the broad IP anomaly.

In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary evaluation was undertaken by Cominco (Teck) in 1991, and updated in1992. Historical estimates of the mineral resources for the Pebble deposit were completed by Cominco (Teck), most recently in 2000.

Northern Dynasty and Pebble Partnership

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000, providing an important geological framework for interpretation of other exploration data. A geological map of the Pebble deposit was also constructed but, due to apaucity of outcrop, was based solely on drill hole information. The content and interpretation of district and deposit scale geological maps have not changed materially from those presented in 2009 and 2010.

A number of geophysical surveys, including IP, magnetic and other survey types were completed by Northern Dynasty and the Pebble Partnership between 2001 and 2010 to test the Pebble deposit and other occurrences on the Pebble property. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples, outlining high-contrast, coincident anomalies in gold, copper, molybdenum and other metals in an area that measures at least 5.6 miles north-south by up to 2.5 miles east-west, with strong but smaller anomalies in several outlying zones. All soil geochemical anomalies lie within the 31.1 square mile IP chargeability anomaly. Limited surficial geochemical surveys were completed in 2010 and 2011.

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Drilling

Extensive drilling totalling 1,042,218 ft has been completed in 1,355 holes on the Pebble Project. These result from annual drill programs which took place during 19 of the 26 years from 1988 to 2013.

Northern Dynasty and the Pebble Partnership completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2001 and 2013. Highlights from exploration and deposit delineation drilling since 2001 include:

•

in 2002, drill testing of IP chargeability and multi-element geochemical anomalies outside of the Pebble deposit but within the larger and broader IP chargeability anomaly discovered the 38 Zone porphyry copper-gold-molybdenum deposit, the 52 Zone porphyry copper occurrence, the 37 Zone gold-copper skarn deposit, the 25 Zone gold deposit, and several small occurrences in which gold values exceeded 3.0 g/t.

•

in 2003, drilling took place within and adjacent to the Pebble West zone and outside the Pebble deposit to test for extensions and new mineralization at four other zones, including the 38 Zone porphyry copper-gold-molybdenum deposit and the 37 Zone gold-copper skarn deposit.

•	in 2004, 147 exploration holes were drilled in the Pebble deposit; the Pebble East zone is identified; the 308 Zone porphyry copper-gold-molybdenum deposit is discovered.

•	in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum.

•	in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast.

•	in 2008, 31 delineation and infill holes were drilled at Pebble East. FMMUSA drilled seven exploration holes on land that is now controlled by the Pebble Partnership.

•	in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property.

•

in 2011 and 2012, holes drilled at the Pebble West zone indicate potential for resource expansion laterally and to depth; exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south.

Drilling for engineering (metallurgical and geotechnical) and environmental (hydrological) purposes began in 2004 and continued through 2013.

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The spatial distribution and type of holes drilled are illustrated below.

Most of the footage on the Pebble Project was drilled using diamond core drills. Only 18,921 ft were percussion-drilled in 223 rotary drill holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

Since early 2004, all Pebble drill core has been geotechnically logged on a drill run basis. Over 69,000 measurements were made for a variety of geotechnical parameters on 735,000 ft of core drilling. Recovery is generally very good and averages 98.5% overall; two-thirds of all measured intervals have 100% core recovery. Additionally, all Pebble drill core from the 2001 through 2013 drill programs was photographed in a digital format.

All drill hole collars have been surveyed using a differential global positioning system. A digital terrain model for the site was generated by photogrammetric methods in 2004. All post-Cominco (Teck) drill holes have been surveyed downhole, typically using a single shot magnetic gravimetric tool. A total of 989 holes were drilled vertically (-90°) and 192 were inclined from -42° to -85° at various azimuths.

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A summary of drilling by various categories (operator, type, year and area) to the end of the 2013 exploration program are compiled in the table below. As shown in Figure 3 and Table 1 (East, West, Main), a large proportion of the drilling has been directed toward the Pebble deposit.

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Notes to table:

1. Includes holes drilled on the Sill prospect.
2. Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.
3. Drill holes counted in the year in which they were completed.
4. Wedged holes are counted as a single hole including full length of all wedges drilled.
5. Includes FMMUSA drill holes; data acquired in 2010.
6. Shallow (<15 ft) auger holes not included.
7. Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.

Some numbers may not sum exactly due to rounding.

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 80,859 samples having been taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

Rock chips from the 223 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

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Analytical work in 2002 and from 2004 to 2013 was completed by ALS Minerals Laboratories of North Vancouver, an ISO 9002 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

Northern Dynasty maintained an effective Quality Control/Quality Assurance (“QA/QC”) program consistent with industry best practices, which has continued from 2007 to 2013 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has also been subject to independent review by Analytical Laboratory Consultants Ltd. and Nicholson Analytical Consulting. The analytical consultants provide ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modelling and resource evaluation studies. The QA/QC sample types used in the program are described in the table below.

Core was boxed at the rig and transported daily by helicopter to the secure logging facility in Iliamna. Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna, AK in a secure compound. Crushed reject samples from the 2006 through 2013 analytical programs are stored in locked containers at Delta Junction, AK. Drill core assay pulps from the 1989 through 2013 programs are stored at a secure warehouse in Langley, BC.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit is based on approximately 59,000 assays obtained from 699 drill holes completed to the end of 2013. The resource tabulated below was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The tabulation is based on copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

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Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term “inferred mineral resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

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These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred resources will ever be upgraded to a higher category.

Copper equivalent calculations use metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone.

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

These mineral resource estimates may ultimately be affected by a broad range of environmental, permitting, legal, title, socioeconomic, marketing and political factors commensurate with the specific characteristics of the Pebble deposit (including its scale, location, orientation and poly-metallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

Mineral Processing and Metallurgical Testing

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003 and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008, and continued through2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate alteration mineralogy.

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The first major distinction between domains is characterized by hypogene and supergene mineralization. Hypogene mineralization reflects the copper-, gold- and molybdenum-bearing minerals which precipitated from hot hydrothermal solutions when the deposit initially formed in the Cretaceous Period. In contrast, supergene mineralization represents modifications, mostly to the Cu-bearing minerals present in the near-surface parts of the Pebble West zone, during a much more recent weathering phase of the deposit when it became exposed for a time at the surface of the earth. The second critical influence on metallurgical recoveries is related directly to different alteration assemblages that formed over time in different parts of the Pebble deposit.

These alteration assemblages as listed in Table 5 include sodic potassic, illite-pyrite (described as quartz-illite-pyrite in Geological Setting and Mineralization above), K-silicate (potassic in Geological Setting and Mineralization), QSP (quartz-sericite-pyrite in Geological Setting and Mineralization), QP (pyrophyllite in Geological Setting and Mineralization) and sericite types. Each of these assemblages contains a distinct suite of minerals that precipitated from hydrothermal fluids under different conditions of temperature, pressure and chemical composition, and including, in some cases, differences in the types of copper- and gold-bearing minerals.

Recognition of the relationships between metallurgical behavior and mineralization styles and alteration assemblages provides significant technical advantages to further testwork on the Pebble Project. The samples selected for the comminution, copper-gold-molybdenum bulk flotation, and copper molybdenum separation testing were representative of the various types and styles of mineralization present at the Pebble deposit.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with this analysis, with this type of deposit, and with the Pebble Project.

The test results on variability samples derived from the 103 lock cycle flotation tests indicate that marketable copper and molybdenum concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts. Metal recoveries projected in the 2014 Technical Report and in the table below are based on the locked-cycle test (“LCT”)results of the variability samples, and associated gold leach testwork. The table below provides projected overall recoveries, which include the flotation and gold plant recoveries.

Notes to table:

1.	Silver recovery projection based on a dataset of 10 LCT samples

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2.	Flotation recovery to concentrate refers to metal recoveries to copper concentrate (Cu Con) and to molybdenum concentrate (Mo Con).
3.

Gold plant recovery refers to copper recovery to SART – sulphidization, acidification, recycling, and thickening process tests to recover copper from leaching circuit residue, as well as gold and silver recoveries to dore bar.

Environmental and Socioeconomic

The Pebble deposit is located on state land that has been specifically designated for mineral exploration and development. The project area has been the subject of two comprehensive land-use planning exercises conducted by the Alaska Department of Natural Resources (the “ADNR”), the first in the 1980s and the second completed in 2005. The ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential,” and where the planning intent is to accommodate mineral exploration and development. These parcels total 2.7% of the total planning area (ADNR, 2005).

Environmental standards and permitting requirements in Alaska are stable, objective, rigorous and science-driven. These features are an asset to projects like Pebble that are being designed to meet U.S. and international best practice standards of design and performance.

Environmental Baseline Studies

Northern Dynasty began an extensive field study program in 2004 to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the Pebble Project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document4. These studies have been designed to:

•	Fully characterize the existing biophysical and socioeconomic environment;

•	Support environmental analyses required for effective input into Project design;

•	Provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	Provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and,

•	Provide a baseline for long-term monitoring of potential changes associated with mine development.

The baseline study program includes:

surface water	wildlife
groundwater	air quality
surface and groundwater quality	cultural resources

_______________________

4 Baseline data collecting and monitoring has continued since that time. The program data from 2009 to 2014 is being integrated with environmental baseline data reports from 2004 to 2008 so that this information can also be shared with state/federal agencies and the public as part of the future permitting process under NEPA.

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geochemistry	subsistence
snow surveys	land use
fish and aquatic resources	recreation
noise	socioeconomics
wetlands	visual aesthetics
trace elements	climate and meteorology
fish habitat – stream flow modeling	Iliamna Lake
marine

Potential Environmental Effects and Proposed Mitigation Measures

The application of sound engineering, environmental planning and best management practices, including compliance with existing U.S. federal and state environmental laws, regulations and guidelines, will ensure that all of the environmental issues associated with the development and operation of the Pebble Project can be effectively addressed and managed.

The major environmental components include air, water and terrestrial resources. During the preliminary stages of the Pebble Project, Northern Dynasty identified key environmental issues and design drivers that have formed the basis of baseline data collection, environmental and social analysis and continuing stakeholder consultations influencing the Pebble Project design. The effects assessment has confirmed these as important issues and design drivers, and has identified mitigation measures for each. The key mitigation strategies for these drivers include:

•	Water: development of a water management plan that maximizes the collection and diversion of groundwater, snowmelt and direct precipitation away from the mine site;

•

Wetlands: avoidance and minimization of project effects on wetlands and implementation of a water management plan (in accordance with US Army Corp of Engineers guidelines and regulations) to reduce wetland impacts;

•

Aquatic habitats: development of a water management plan and habitat mitigation measures that includes strategies to effectively manage the release of treated water incompliance with anticipated regulatory requirements to sustain necessary downstream flows and to protect downstream fish habitat and aquatic environments;

•	Air quality: implementation of air emissions and dust suppression strategies;

•	Marine environment: minimize the port facility’s footprint in the intertidal zone, particularly in soft sediment intertidal areas; and

•	Compensatory mitigation measures to ensure compliance with the Clean Water Act.

Direct integration of these and other appropriate measures into the Pebble Project design and operational strategies are expected to effectively mitigate possible environmental effects and minimize residual environmental effects associated with the construction, operation and eventual closure of any proposed mine at the Pebble Project.

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Community Consultation and Stakeholder Relations

Since 2004, the Company has undertaken a comprehensive stakeholder relations and community outreach program. In addition to ensuring that relevant stakeholder groups and individuals receive early notification of all work programs, the objectives of the Pebble Partnership’s stakeholder and community relations program are:

•	To provide regular progress updates on project-related activities, opportunities and planning;

•	To seek input on stakeholder priorities, issues and concerns, and provide feedback on how they are being addressed;

•	To educate stakeholders on responsible resource development and modern mining principles and practices;

•	To maximize economic and community benefits associated with the Pebble Project, both in the exploration and development phase and during mine operations; and,

•	To provide opportunities for two-way dialogue and the development of long-term, respectful and mutually beneficial relationships.

The Pebble Partnership has developed a dedicated and knowledgeable stakeholder relations team to implement this program. In addition to stakeholder relations staff in Anchorage, the team includes two representatives living in Bristol Bay communities. The Pebble Partnership has provided ongoing training for all of its community relations personnel.

Status of Project Engineering and Previous Mine Planning Work

During the period 2007 to 2011, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies involving engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. During this period, the Pebble Partnership was funded by the international mining company Anglo American through an affiliate which had acquired a 50% interest in the limited partnership which owns the Pebble Project contingent on the provision of $1.5 billion in funding for project costs. These studies informed a preliminary assessment of the project released by the Company in 2011. As a consequence of several factors, including EPA opposition to the Pebble Project discussed under Item 12 on page 51, the withdrawal of Anglo American from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period. The 2014 Technical Report does not attempt to build on this previous engineering work given that, unless and until there is some visibility in the litigation with the EPA in regards to the possibility of permitting any kind of mine at Pebble, it is not appropriate for the technical report authors to use or build upon previously posited mine models or to make large dollar recommendations in furtherance of assessing the technical or economic feasibility of a potential mine at Pebble.

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PLANS FOR 2015

•	Advance a multi-dimensional strategy to address the EPA’s pre-emptive regulatory process under Section 404(c) of the Clean Water Act to ensure the Pebble Project can initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA. This includes litigation related to the EPA’s statutory authority to act pre-emptively under the Clean Water Act, potential violations of the Federal Advisory Committee Act and Freedom of Information Act, as well as facilitation of various third-party investigations of EPA actions with respect to the Pebble Project, including by the independent Office of the EPA Inspector General.

•	Maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government, Alaska Native partners and broader stakeholder relationships.

•	Maintain the Pebble Project and Pebble claims in good standing and continue environmental monitoring as per the Recommended Program from the 2014 Technical Report.

•	Continue general and administration costs to maintain the Company in good standing and advance a potential partner(s) transaction.

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C.	ORGANIZATIONAL STRUCTURE

Structure as at December 31, 2014:

Northern Dynasty Minerals Ltd.
(British Columbia)
(TSX/NYSE-MKT listed)
100%
100%
100%
80%
100%
3537137 Canada Inc.
(Canada)
0796412 BC Ltd.
(British Columbia)
20%
Canada
US
Canada
US
US Resources Inc.
(Nevada)
Pebble Services Inc.
(Nevada)
Northern Dynasty Partnership
(Alaska)
100%
99.9%
Pebble Mines Corp.
(Delaware)
(General Partner)
0.1%
Pebble Limited Partnership
(Alaska)
100%
100%
100%
Pebble West Claims Corporation
(Alaska)
Pebble East Claims Corporation
(Alaska)
Kaskanak Copper LLC
(Delaware)
100%
Kaskanak Inc.
(Alaska)
220 Claims
(Alaska)
1,718 Claims
(Alaska)
464 Claims
(Alaska)

In January 2015, Kaskanak Inc. and Kaskanak Copper LLC were merged with Pebble East Claims Corporation, with the latter remaining as the surviving entity.

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D.	PROPERTY, PLANT AND EQUIPMENT

The Company’s principal property is the Pebble Project, as discussed above in Item 5.

The Company has approximately $972,000 in plant and equipment primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed in the accompanying audited financial statements.

E.	RISK FACTORS

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Inability To Achieve Mine Permitting Of The Pebble Project

The principal risk facing the Company is that it will be ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build a mine at Pebble. There are prominent and well organized opponents of the Pebble Project and the Company may be unable, despite developing solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince mining regulatory authorities that a mine should be permitted at Pebble. If we are unable to secure the necessary permits to build a mine at the Pebble Project, we may be unable to achieve revenues from operations and/or recover our investment in the Pebble Project.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

The Pebble Project Is Subject To Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (“BBW”). The BBW is an important wildlife and salmon habitat area. The United States Environmental Protection Agency has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble.

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Northern Dynasty Will Require Additional Funding To Meet The Development Objectives Of The Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves Or Any Known Body Of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed By Northern Dynasty Or The Pebble Partnership For The Pebble Project Are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

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Northern Dynasty Has No History Of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability Or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements Have Been Prepared Assuming Northern Dynasty Will Continue On A Going Concern Basis.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2014, Northern Dynasty had working capital of approximately $5.9 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in fiscal 2015. Additional financing will be required to pursue any material work programs at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

As The Pebble Project Is Northern Dynasty’s Principal Mineral Property Interest, The Failure To Establish That The Pebble Project Possesses Commercially Viable and Legally Mineable Deposits Of Ore May Cause A Significant Decline In The Trading Price Of Northern Dynasty’s Common Shares and Reduce Its Ability To Obtain New Financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of anew property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If Prices For Copper, Gold and Molybdenum Decline, Northern Dynasty May Not Be Able To Raise The Additional Financing Required To Fund Expenditures For The Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

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Northern Dynasty Competes With Larger, Better Capitalized Competitors In The Mining Industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance With Environmental Requirements Will Take Considerable Resources and Changes To These Requirements Could Significantly Increase The Costs Of Developing The Pebble Project and Could Delay These Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes In Government Regulations Or The Application Thereof And The Presence Of Unknown Environmental Hazards On Northern Dynasty’s Mineral Properties May Result In Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion in Item 12 Legal Proceedings.

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Litigation

The Company is currently and may in future be subject to legal proceedings in the development of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it may have a material adverse effect of the Company.

Northern Dynasty Is Subject To Many Risks That Are Not Insurable And, As A Result, Northern Dynasty Will Not Be Able To Recover Losses Through Insurance Should Such Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The Market Price Of Northern Dynasty’s Common Shares Is Subject To High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty Loses The Services Of The Key Personnel That It Engages To Undertake Its Activities, Then Northern Dynasty’s Plan Of Operations May Be Delayed Or Be More Expensive To Undertake Than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

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ITEM 6.	DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.	DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 95,009,864 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2014. As of March 30, 2015, there were 104,953,453 common shares issued and outstanding as fully paid and non-assessable. The audited consolidated financial statements provide share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2013.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

ITEM 8.	MARKET FOR SECURITIES

TRADING MARKETS

Northern Dynasty's common shares have been listed in Canada on the Toronto Stock Exchange since October 2007, under the symbol NDM, and prior to that on the TSX Venture Exchange (“TSX-V”) since December 1994.

The Company's common shares have been traded in the U.S. on NYSE MKT (formerly known as the American Stock Exchange “AMEX”), since November 2004, under the symbol NAK.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX and on the NYSE MKT.

- 40 -	Annual Information Form

Fiscal Year Ended December 31,	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT		
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
2014	1.85	0.38	56,803	1.70	0.32	204,562
2013	4.19	1.07	75,913	4.26	1.00	271,510
2012	8.13	2.23	116,593	8.19	2.20	269,042
2011	21.50	5.16	252,154	21.76	4.87	612,224
2010	14.45	6.50	113,821	14.45	6.00	294,358

Fiscal Quarter	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT		
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
Q4 2014	0.65	0.38	54,644	0.59	0.32	173,261
Q3 2014	0.95	0.55	63,193	0.89	0.52	121,700
Q2 2014	1.13	0.67	54,719	1.01	0.61	170,652
Q1 2014	1.85	0.90	54,726	1.70	0.80	359,362
Q4 2013	1.98	1.07	66,846	1.93	1.00	321,525
Q3 2013	2.84	1.35	64,799	2.73	1.31	248,384
Q2 2013	3.28	1.94	75,546	3.17	1.85	251,034
Q1 2013	4.19	2.75	97,143	4.26	2.67	264,668

Last six months	Trading under the symbol NDM on the TSX			Trading under the symbol NAK on the NYSE MKT		
	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
December 2014	0.57	0.39	51,900	0.50	0.33	257,400
November 2014	0.52	0.40	69,100	0.47	0.35	167,100
October 2014	0.65	0.38	53,400	0.59	0.32	139,100
September 2014	0.75	0.55	54,900	0.71	0.52	184,300
August 2014	0.92	0.72	16,800	0.89	0.65	88,100
July 2014	0.95	0.82	114,500	0.89	0.77	112,200
June 2014	0.97	0.78	74,800	0.91	0.72	172,800
May 2014	0.90	0.67	34,300	0.85	0.61	199,300
April 2014	1.13	0.83	57,700	1.01	0.75	152,300
March 2014	1.20	0.90	67,700	1.10	0.80	447,200
February 2014	1.85	1.08	72,400	1.70	0.96	499,600
January 2014	1.60	1.37	43,500	1.48	1.27	258,400

- 41 -	Annual Information Form

Northern Dynasty share trading information is also available through free internet search services (for example, refer to www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE MKT)).

ITEM 9.	ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

ITEM 10.	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

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Name	Year born	Position	Director or Officer Since
Scott D. Cousens Vancouver, BC, Canada	1964	Director	June 1996
Robert A. Dickinson Lions Bay, BC, Canada	1948	Chairman of the Board and Director	June 1995
Gordon J. Fretwell West Vancouver, BC, Canada	1953	Director	July 2004
Russell E. Hallbauer West Vancouver, BC, Canada	1954	Director	April 2008
Wayne Kirk Orcas Island, WA, USA	1943	Director	July 2004
Peter Mitchell Chicago, IL, USA	1955	Director	May 2011
Ken Pickering Chemainus, BC, Canada	1947	Director	September 2013
Marchand Snyman West Vancouver, BC, Canada	1967	Chief Financial Officer and Director	August 2008
Ronald W. Thiessen West Vancouver, BC, Canada	1952	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	1967	Secretary	February 2008
Bruce Jenkins Vancouver, BC, Canada	1950	Senior Vice President, Corporate Development	June 2004
Stephen Hodgson Vancouver, BC, Canada	1954	Vice President Engineering	March 2005
Sean Magee North Vancouver, BC, Canada	1966	Vice President Public Affairs	October 2006
Doug Allen Vancouver, BC, Canada	1958	Vice President Corporate Communications	June 2012

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

As at March 30, 2015, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 7,398,561 common shares (7.05%), or 11,123,561 (10.24%) on a diluted basis.

The following is biographical information on each of the persons listed above. Where indicated in the reference to “CEO” refers to “Chief Executive Officer” and “CFO” to “Chief Financial Officer”:

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Through substantial financings and subsequent corporate success, Mr. Cousens has established strong ties with North American, European and Asian investors. Mr. Cousens is a director of HDI and HDSI.

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Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1996	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 1994	April 2011

Company	Name of Market	Positions Held	From	To
Heatherdale Resources Ltd.	TSX-V	Director and Chairman	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	February 2012
		Director	May 2012	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director and Chairman	November 2012	Present
Rathdowney Resources Ltd.	TSX-V	Director	March 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1992	July 2014

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 2004	April 2011
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
		Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Rathdowney Resources Ltd.	TSX-V	Director and Chairman	March 2011	December 2011
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

- 44 -	Annual Information Form

Gordon J. Fretwell, B.Com, LLB – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Asanko Gold Corp. (formerly Keegan Resources Inc.)	TSX-V, AMEX	Director	February 2004	Present
Auryn Resources Inc.	TSX-V	Director	October 2013	Present
Bell Copper Corporation	TSX-V	Secretary	March 2001	May 2011
		Director	June 2001	April 2011
Benton Capital Corp. (formerly Benton Resources Corp.)	TSX-V	Director	July 2003	July 2013
		Secretary	December 2003	Present
Benton Resources Inc.	TSX-V	Director	November 2011	March 2014
		Secretary	November 2011	Present
Canada Rare Earth Corp.	TSX-V	Secretary	June 2009	Present
Curis Resources Ltd.	TSX	Director	January 2011	November 2014
Coro Mining Corp.	TSX	Director	January 2009	Present
ICN Resources Ltd.	TSX-V	Director	July 2004	August 2010
Lignol Energy Corporation	TSX-V	Director	January 2007	Present
Meritus Minerals Ltd.	TSX-V	Director	June 2007	November 2012
		Secretary	August 2009	Present
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 2004	Present
Sokoman Iron Corp. (formerly Golden Dory Resources Corp.)	TSX-V	Secretary	August 2008	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director	January 2003	Present
		Secretary	January 2003	December 2011
Rockwell Diamonds Inc.	TSX-V, OTCBB, JSE	Secretary	September 2012	Present

- 45 -	Annual Information Form

Russell E. Hallbauer, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C. Mr. Hallbauer is currently the President and Chief Executive Officer of Taseko Mines Limited.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDI and HDSI.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	April 2008	Present
Curis Resources Ltd.	TSX	Director	November 2010	November 2014
		Chairman	December 2010	September 2012
		Co-Chairman	September 2012	November 2014
Taseko Mines Limited	TSX, NYSE MKT	Director, President and CEO	July 2005	Present

Wayne Kirk, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

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Peter Mitchell, CA – Director

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	July 2004	Present
Atlatsa Resources Corporation	TSX-V, NYSE MKT, JSE	Director	July 2005	September 2011
Gabriel Resources Ltd.	TSX	Director	June 2008	Present
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	July 2004	January 2012
Luna Gold Corp.	TSX, OTCQX	Director	May 2012	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	July 2004	June 2014

Mr. Mitchell is currently the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois. He is a graduate of the University of Western Ontario with a Bachelor of Arts in Economics as well as a graduate of the MBA program of the University of British Columbia. Mr. Mitchell is a Chartered Accountant and worked most recently as the Chief Financial Officer of Taseko Mines Limited. Prior to that he held senior roles in three private equity portfolio companies including President of Florida Career College based in Fort Lauderdale, Florida, President and CEO of Vatterott Education Centers in St Louis, Missouri and Vice Chairman and CFO of Von Hoffmann Corporation, also based in St Louis, Missouri.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2011	Present
Coeur Mining, Inc.	NYSE, TSX	Senior Vice President and CFO	June 2013	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	CFO	September 2008	May 2013

Ken Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

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Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Marchand Snyman, CA (SA), CA (Aust.) – Director, Chief Financial Officer

Marchand Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. He is a director and Chief Operating Officer of HDI and a director of HDSI.

With over 17 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	August 2008	Present
		CFO	August 2008	Present
Continental Minerals Corporation	TSX-V, OTCBB	CFO	January 2008	April 2011
Heatherdale Resources Ltd.	TSX-V	CFO	November 2009	April 2012
Northcliff Resources Ltd.	TSX	Director and Chairman	January 2013	Present

Ronald W. Thiessen, FCA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

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Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Atlatsa Resources Corporation	TSX-V, JSE NYSE MKT	Director	April 1996	June 2011
Continental Minerals Corporation	TSX-V, OTCBB	Director	November 1995	April 2011
		Co-Chairman	January 2006	April 2011
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Farallon Mining Ltd.	TSX	Director	August 1994	January 2011
		Chairman	December 2005	January 2011
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. HDI, he served as in–house legal counsel with Placer Dome Inc.

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Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Secretary	February 2008	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Atlatsa Resources Corporation	TSX-V, JSE, NYSE MKT	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	TSX–V, OTCBB	Secretary	February 2008	April 2011
Curis Resources Ltd.	TSX	Secretary	June 2013	November 2014
Farallon Mining Ltd.	TSX	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	TSX–V	Secretary	November 2009	September 2010
			June 2013	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	TSX–V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX–V	Secretary	March 2011	Present
Rockwell Diamonds Inc.	TSX, OTCBB, JSE	Secretary	February 2008	September 2012
Taseko Mines Limited	TSX, NYSE MKT	Secretary	July 2008	Present

Bruce Jenkins – Senior Vice President, Corporate Development

Bruce Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for Hunter Dickinson Inc.

Stephen Hodgson – Vice President, Engineering

Stephen Hodgson is a professional engineer with over 35 years of experience in mine operations, mine development and project engineering. He is also Executive Vice President of Engineering for Hunter Dickinson Inc.

Mr. Hodgson is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Rathdowney Resources Ltd.	TSX–V	Director	December 2011	August 2014

Sean Magee – Vice President, Public Affairs

Sean Magee is a former journalist and speech writer with more than 20 years of natural resource industry communications experience. Mr. Magee has had a working relationship with Hunter Dickinson Inc. for more than 15 years and is currently HDI's Executive Vice President of Strategic Communications and Public Affairs.

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Doug Allen – Vice President, Corporate Communications

Doug Allen is an asset management industry specialist with more than 30 years of experience on both the sell–side and the buy–side of the investment industry. His experience includes extensive investment work in the mining industry. Mr. Allen serves as the primary liaison between the broker–dealer and asset management industries and the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Gordon Fretwell Wayne Kirk Peter Mitchell (Chair)
Compensation Committee	Gordon Fretwell (Chair) Peter Mitchell Ken Pickering
Nominating and Governance Committee	Gordon Fretwell Wayne Kirk (Chair) Ken Pickering
Pebble Limited Partnership Oversight Committee	Wayne Kirk

The mandate of each of these committees is more particularly described in Northern Dynasty’s Corporate Governance Policies and Procedures Manual available on the Company’s website atwww.northerndynastyminerals.com.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or officer of Northern Dynasty is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Ronald W. Thiessen was at the time a director, and for which Mr. Wayne Kirk was at that time a former director, having resigned as a director in January 2012, filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

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Pine Valley Mining Corporation became subject to an order under CCAA in October 2006 during the year following Mr. Fretwell’s resignation as a director of that company.

As publicly disclosed at www.sedar.com, on August 22, 2014, Lignol Energy Corporation, a company for which Gordon Fretwell is a director, was placed into receivership.

POTENTIAL CONFLICTS OF INTEREST

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.	PROMOTERS

Not applicable.

ITEM 12.	LEGAL PROCEEDINGS

12.1	LEGAL PROCEEDINGS

ENVIRONMENTAL PROTECTION AGENCY AND BRISTOL BAY WATERSHED ASSESSMENT

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the US Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that EPA may have been considering a Section 404(c) veto of the Pebble Project at least as fatback as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment (“BBWA”) report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a “hypothetical project” that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed because it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000–page Environmental Baseline Document.

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The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting theseshortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635–page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous National Environmental Policy Act (“NEPA”) permitting process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized in a report entitled “External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska” released in November 2012. In a wide–ranging critique of the draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a “hypothetical mining scenario” on the water, fish, wildlife and cultural resources of Southwest Alaska “inadequate”, “premature”, “unreasonable”, “suspect” and “misleading”.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205–page submission which describes the same major shortcomings as the original report published in May 2012.

In mid–January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a regulatory process under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory process initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the process exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co plaintiffs. On September 26, 2014, U.S. federal court in Alaska granted EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. Ifor when the EPA action is deemed “final”, the Pebble Partnership will pursue the underlying case. The Company has also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. The 9th Circuit Court of Appeals has agreed to an expedited hearing of the Pebble Partnership’s appeal.

On July 18, 2014, EPA Region 10 announced a ’Proposed Determination’ to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the submission of a detailed development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement (“EIS”) and review under NEPA.

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On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination.’ Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act (“FACA”)due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations (“ENGOs”) and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory process under the Clean Water Act. On September 24, 2014, the U.S. federal court judge in Alaska released an order recognizing that EPA agreed not to take the next step to advance its 404c regulatory process with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, the U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a Preliminary Injunction (“PI”) in relation to the FACA case. While the PI does not resolve the Pebble Partnership’s claims that EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory process violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Northern Dynasty expects it will take several months for the case to run its course.

The Pebble Partnership will now have an opportunity for extensive depositions and discovery into alleged EPA misconduct. That the Preliminary Injunction was granted also reflects the US federal court judge’s view that the claimant has a ‘likelihood of success on the merits.’ Should Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

Northern Dynasty has submitted numerous letters to the independent Office of the EPA Inspector General (“IG”) since January 2014 raising concerns of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the IG’s office announced that it would investigate the EPA’s conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. A team of IG investigators is now in place and a full investigation is underway “to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska.”

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The Pebble Partnership is advancing a multi–dimensional strategy to address the EPA’s pre–emptive regulatory process under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA. This strategy includes three discrete pieces of litigation against the EPA as set below:

•

challenging the EPA’s statutory authority to pre–emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory process; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under the Freedom of Information Act (“FOIA”).

The Pebble Partnership’s strategy to address the EPA’s Section 404(c) of the Clean Water Act regulatory process also includes undertaking research, including technical and legal investigations, to facilitate various investigations of EPA actions with respect to the Pebble Project, including one by the EPA Inspector General.

On March 24, 2015, it was announced that former Defense Secretary William S. Cohen and his firm, The Cohen Group, assisted by law firm DLA Piper, had been retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay, Alaska watershed. Secretary Cohen will evaluate the fairness omega’s actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as Secretary of Defense as well as his 24 years as a member of the US House of Representatives and Senate. He will have full discretion as to the means and manner of carrying out this review to ensure that it is thorough and unbiased.

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects the following to occur in 2015:

•

the 9th Circuit Court of Appeals is expected to fully hear and issue a decision in 2015 on the Pebble Partnership’s appeal of a lower court’s decision that its ‘statutory authority’ case is not ripe and cannot be heard until such time as the EPA has taken final regulatory action under Section 404(c) of the Clean Water Act. If the Pebble Partnership prevails, the case will be returned to federal court in Alaska for a final determination on its merits; if the EPA prevails, the statutory authority case will be heard at a later date should the federal agency proceed to issue a final regulatory decision under Section 404(c) of the Clean Water Act;

•	a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case is expected in the latter half of the year;

•	a decision in the Pebble Partnership’s FOIA litigation against EPA is expected in the latter half of the year; and

•	the independent Office of the EPA Inspector General is expected to complete its investigation and publish a final report on EPA actions with respect to the Bristol Bay Watershed Assessment and the EPA’s subsequent Section 404(c) of the Clean Water Act regulatory process in the second or third quarter of 2015.

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper, preemptory attempts by the EPA to prevent or otherwise restrict mineral development at Pebble. If these challenges all fail and the EPA continues to oppose the Pebble Project by all legal means, it may have a material adverse effect on the Company.

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NUNAMTA AULUKESTAI

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project –was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

LAKE AND PENINSULA BOROUGH

In November 2011, by a narrow 280 – 246 margin, voters in southwest Alaska’s Lake & Peninsula Borough approved a ballot measure sponsored by anti–Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands. The ballot sponsors have appealed to the Alaska Supreme Court.

12.2	REGULATORY ACTIONS

There have been no:

(a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year,

(b) other material penalties or sanctions imposed by a court or regulatory body against the Company, or

(c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

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Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (see Item 10) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2014, the Company paid HDSI approximately $4.9 million (2013 – $4.2 million) for services rendered by HDSI and reimbursed HDSI approximately $0.8 million (2013 – $0.8 million) for third party costs incurred on the Company’s behalf. Certain members of the Company’s senior management are employed by HDSI rather than by Northern Dynasty directly.

ITEM 14.	TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.	MATERIAL CONTRACTS

Northern Dynasty's only material contracts as of March 25, 2015 are:

•	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010.

•	Special Warrant Certificate dated effective December 31, 2014;

•	Registration Rights Agreement dated effective December 31, 2014.

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 special warrants (the “Special Warrants’). Each special warrant entitles the holder thereof to receive one common share (“Common Share”) of the Company (an “Underlying Share’) without payment of additional consideration.

The Company agreed with the investors to use reasonable efforts to clear resale restrictions that are or may be applicable to the Underlying Shares by (i) seeking to clear a final Prospectus in Canada qualifying the distribution of the Underlying Shares for resale in Canada, and (ii)concurrently filing a U.S. Registration Statement with the SEC to seek to qualify the resale of such Underlying Shares in the United States. The Company further agreed to use reasonable efforts to cause the U.S. Registration Statement to be declared effective by the SEC by not later than 90 days after the Closing Date and to cause such U.S. Registration Statement to remain continuously effective until the Resale Filing Termination Date. The Company further agreed to use reasonable efforts to cause the Prospectus to remain effective and current until the earlier of: (i) 90 days following the issuance of a receipt for the Prospectus; and (ii) the expiry of the Canadian hold period on the Special Warrants.

The TSX and the NYSE MKT have conditionally approved the listing of the Underlying Shares to be issued by the Company under this Prospectus. Listing is subject to the Company fulfilling all of the requirements of the TSX and the NYSE MKT.

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The Special Warrants were issued pursuant to and are governed by and subject to the terms and conditions of the Special Warrant Certificates which are all dated as of December 31, 2014. The Special Warrant Certificates provide, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one Underlying Share for each Special Warrant held, at any time prior to the Expiry.

The Special Warrant Certificates generally provide that for holders who are not U.S. Persons they will be automatically exercised into Underlying Shares upon a receipt being issued for the final Prospectus subject to a limitation for any holder that the number of Underlying Shares when aggregated with other Common Shares beneficially owned will not exceed 19.99% of issued Common Shares (only one non–U.S. Person holder is potentially affected by this limitation). Therefore, on issuance of a final receipt for this Prospectus, 17,123,589 Underlying Shares will be issued on exercise and cancellation of 17,123,589 Special Warrants of the 35,962,735 Special Warrants which were issued, subject to the 19.99% limitation noted above. A total of 18,839,146 Special Warrants were issued to U.S. Persons and may be exercised until December 31, 2016 and will be subject to the U.S. Registration Statement.

The Company cleared the distribution of the underlying shares in Canada and the United States on February 24, 2015. A total of 9,943,589 Special Warrants shares have been converted to date.

The Special Warrant Certificates provide that the Special Warrants do not confer on a holder of Special Warrants any right or interest whatsoever as a shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceedings of the company or any right to receive any dividend or other distribution. No fractional Underlying Shares will be issued upon the exercise or deemed exercise of the Special Warrants and holders of the Special Warrants will not have any rights as shareholders of the Company.

In addition, the Special Warrant Certificates provide for and contains adjustment provisions designed to keep the holders of the Special Warrants unaffected by the possible occurrence of certain events, including any subdivision, redivision, change, reduction, combination, consolidation, stock dividend or reclassification of the common shares, the amalgamation, merger or corporate reorganization of the Company. The Special Warrant Certificates provides that in each such event the number of Underlying Shares issuable upon the exercise of deemed exercise of the Special Warrants will be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination, consolidation, or stock dividend of the common shares, the amalgamation, merger or corporate reorganization of the Company.

The rights of holders of Special Warrants may be modified by agreement between the Company and the holders of the Special Warrants. The Special Warrant Certificates provides for meetings by holders of Special Warrants and the passing of resolutions and extraordinary resolutions by such holders which are binding on all holders of Special Warrants. Certain amendments to the Special Warrant Certificates may only be made by “extraordinary resolution”, which is defined in the Special Warrant Certificates as a resolution passed by the affirmative vote of Special Warrant holders entitled to acquire not less than 66⅔% of the aggregate number of Underlying Shares which may be acquired pursuant to all the then outstanding Special Warrants represented at the meeting and voted on the poll on such resolution.

The foregoing is a summary description of certain material provisions of the Special Warrant Certificates, it does not purport to be a comprehensive summary and is qualified in its entirety by reference to the more detailed provisions of the Special Warrant Certificates..

Other agreements are in the normal course of business.

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ITEM 16.	INTERESTS OF EXPERTS

David Gaunt, PGeo., James Lang, PGeo., Eric Titley, PGeo., of Hunter Dickinson Services Inc., and Ting Lu, PEng., Tetra Tech are persons:

•

who are named as in a report described in a filing, or referred to in a filing, made under National Instrument 51–102 by the Company during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Lang and Titley hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company’s outstanding share capital. Ms. Lu holds no interest in the Company.

Deloitte LLP have prepared the Auditor’s Report on the consolidated financial statements of the Company as at and for the years ended December 31, 2014 and December 31, 2013. Deloitte LLP are independent, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 17.	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684–6365:

•	this AIF, together with any document incorporated herein by reference;

•	interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

•	the Proxy Circular for the annual general meeting of the Company when available.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

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ITEM 19.	AUDIT AND RISK COMMITTEE, AUDITOR FEES, EXEMPTIONS, CODE OF ETHICS

AUDIT AND RISK COMMITTEE

Audit and Risk Committee (“Audit Committee”) Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of the Audit Committee

The Audit Committee currently consists of Peter Mitchell, Wayne Kirk, and Gordon Fretwell. Mr. Mitchell is the Chairman of the Audit Committee. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52–110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers. Mr. Mitchell, the Audit Committee Chairman is a Chartered Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10.

Reliance On Certain Exemptions Available In NI 52–110

The Company’s auditor, Deloitte LLP, has not provided any material non–audit services during the most recently completed fiscal year.

Pre–Approval Policies and Procedures

The Company has procedures for the review and pre–approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non–audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre–approves such audit and non–audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non–audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

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Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non–audit services provided by Deloitte LLP to the Company to ensure auditor independence. Fees incurred with Deloitte LLP for audit and non–audit services in the last two fiscal years are outlined in the following table.

Nature of Services		Year ended December 31 2014	Year ended December 31 2013
Audit Fees

the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

		$ 197,000	$ 199,500
Audit–Related Fees	include services that are traditionally performed by the auditor. These audit–related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	–	–
Tax Fees	include fees for all tax services other than those included in “Audit Fees” and “Audit–Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	–	–
All Other Fees	include all other non–audit services.	–	–
Total		$ 197,000	$ 199,500

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by are solution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

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CODE OF ETHICS

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

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APPENDIX A - AUDIT AND RISK COMMITTEE CHARTER

1.	PURPOSE: RESPONSIBILITIES AND AUTHORITY

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(A)	RELATIONSHIP WITH INDEPENDENT AUDITOR.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting)for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non–audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fees therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre–approvals of audit and permitted non–audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality–control procedures;

(B)

any material issues raised by the most recent internal quality–control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

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(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non–audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(B)	FINANCIAL STATEMENT AND DISCLOSURE REVIEW.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

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(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non–GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(C)	CONDUCT OF THE ANNUAL AUDIT.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1,and SEC Regulation S–X, Section 2–01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B)	the management letter provided by the independent auditor and the Company’s response to that letter; and

(C)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

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(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(D)	COMPLIANCE AND OVERSIGHT.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off–balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to manage those risks..

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the AIF/Annual Report to the SEC.

(v)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

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(ix)	The Committee shall oversee the preparation of all reports relating to the Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti–fraud programs and controls.

(E)	RELATED PARTY TRANSACTIONS.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. “Related party” includes Hunter Dickinson Services Inc.

(F)	ADDITIONAL DUTIES.

The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend hedging and dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

2.	STRUCTURE AND MEMBERSHIP

(A)	NUMBER AND QUALIFICATION.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52–110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S–K.

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(B)	SELECTION AND REMOVAL.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(C)	INDEPENDENCE.

All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(D)	CHAIR.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(E)	COMPENSATION.

The compensation of the Committee shall be as determined by the Board.

(F)	TERM.

Members of the Committee shall be appointed for one–year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	PROCEDURES AND ADMINISTRATION

(A)	MEETINGS.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(B)	SUBCOMMITTEES.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(C)	REPORTS TO THE BOARD.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(D)	CHARTER.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

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(E)	INDEPENDENT ADVISORS.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(F)	INVESTIGATIONS.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(G)	ANNUAL SELF–EVALUATION.

The Committee shall evaluate its own performance at least annually.

4.	ADDITIONAL POWERS

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	LIMITATION OF COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Generally Accepted Accounting Principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	COMMITTEE MEMBER INDEPENDENCE, FINANCIAL LITERACY AND FINANCIAL EXPERT REQUIREMENTS

(A)	INDEPENDENCE

See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

(B)	FINANCIAL LITERACY AND FINANCIAL EXPERT REQUIREMENTS

NI 52–110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

•

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

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NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

•

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S–K is presumed to qualify as financially sophisticated. “

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.